Exhibit 99.1

                           TELEWEST COMMUNICATIONS PLC
                             UPDATE ON RESTRUCTURING


                                                                     9 June 2003


On 30 September 2002, Telewest Communications plc ("Telewest" or the "Company") announced that it had reached a preliminary agreement relating to its balance sheet restructuring (the "Restructuring") with the ad hoc committee of its bondholders (the "Bondholder Committee") (the "Preliminary Restructuring Agreement").

The Company has since made significant progress towards implementing the Preliminary Restructuring Agreement and, as a result, is close to publicly filing the documentation necessary to effect the Restructuring. The implementation of a final, binding agreement, however, requires the continued support of, among others, the Bondholder Committee.

The Company has been notified by the Bondholder Committee that, in order to obtain the support of certain of the Company's bondholders, the Bondholder Committee is requesting certain changes to the economic and other terms of the Preliminary Restructuring Agreement.

Whilst the Company continues to believe that a restructuring will be concluded successfully, further negotiations will be required with the Bondholder Committee and the Company's other major stakeholders. The Company remains committed to delivering a resolution to these negotiations that balances the interests of all the Company's stakeholders as fairly and equitably as possible.

A further announcement will be made when a final agreement has been concluded.

Charles Burdick, managing director commented:

"We have come a long way in developing a restructuring proposal that represents a fair balance between the interests of all our stakeholders. Naturally, we would wish it to be as consensual as possible. While we are disappointed with this development, we are in the final stages of these discussions and therefore the restructuring process. Meanwhile, as our first quarter results demonstrated, Telewest's business continues to perform fully in line with our expectations."

ENQUIRIES:

TELEWEST
Charles Burdick, managing director                            020 7299 5000
Jane Hardman, director of corporate communications            020 7299 5888

CITIGATE DEWE ROGERSON                                        020 7638 9571
Anthony Carlisle                                              07973 611 888

This announcement has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Citigroup Global Markets Limited ("Citigroup") of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB.

Citigroup is acting for Telewest and no one else in connection with the Restructuring and will not be responsible to any other person for providing the protections afforded to customers of Telewest or for providing advice in relation to the Restructuring.